SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of September, 2008

OPTIBASE LTD
(Translation of registrant’s name into English)

2 Gav Yam Center, 7 Shenkar Street, Herzliya 46120, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection withRule 13g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is a copy of the press release
Optibase Showcases Innovative New Product Lines at IBC.

        This report is hereby incorporated by reference to the Registration Statements on Form S-8 (File Nos. 333-10840;333-12814;333-13186;333-91650;333-122128;333-137644;333-139688) of the Company.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (Registrant) By: /s/ Amir Philips —————————————— Amir Philips Chief Financial Officer

Date: September 11, 2008

Media Contacts:

Talia Rimon, Director of Corporate Communications, Optibase, Ltd.
+972-9-9709-125
taliar@optibase.com

Investor Relations Contact:
Marybeth Csaby
KCSA Strategic Communications
212-896-1236
mcsaby@kcsa.com

IBC 2008
Stand 1.F-38

Optibase Showcases Innovative New Product Lines at IBC

HERZLIYA, Israel, September 11, 2008 – Optibase (NASDAQ: OBAS), a leading provider of video technology and IPTV solutions worldwide, announced today that its entire line of new products will be showcased at the IBC show (Stand 1.F-38), September 12-16 in Amsterdam, The Netherlands.

With the resolution to leverage its years of experience and become a dominant player in the world of video technology, Optibase invested a combined R&D and Marketing effort throughout 2008 to increase its offering and provide comprehensive solutions to its customers.

In the past year Optibase dedicated considerable resources in R&D in order to create significant innovation in the company’s’ line of products and in the marketplace as a whole. Optibase has expanded the R&D team and assigned further resources to strengthen its long-term commitment to its customers.

At IBC 2008, Optibase will present its advanced content creation and IPTV solutions for broadcasters, IPTV operators and government applications:

—	Creator – a real-time SD & HD, multi-format ingest solution, ideal for VOD operators and broadcasters migrating to a tape-less workflow.

—	EZ TV IPTV video portal – a comprehensive IPTV solution providing live and on-demand video streaming directly to desktops and TV screens at top picture quality.

—	MGW HD – MPEG-4 H.264 high definition encoding and streaming platform that features exceptional video quality in a wide range of bit rates for various broadcast applications over IP infrastructures.

—	MGW FlashStreamer – real time Adobe® Flash® and encoder and streaming server, ideal for streaming video in low bit rates over the Internet and enterprise networks.

—	MGW Micro – the smallest, professional-grade MPEG-4 H.264 encoder, designed for extreme environments and mission critical 24x7 applications, offering real-time, low-latency streaming of live video sources.

About Optibase
Optibase provides professional encoding, decoding, video server upload and streaming solutions for telecom operators, service providers, broadcasters and content creators. The company’s platforms enable the creation, broadband streaming and playback of high quality digital video. Optibase’s breadth of product offerings are used in applications such as: video over DSL/Fiber networks, post production for the broadcast and cables industries, archiving, high-end surveillance, distance learning and business television.

Headquartered in Israel, Optibase operates through its fully owned subsidiary in Mountain View, California and offices in Japan, China, India and Singapore.  Optibase products are marketed in more than 40 countries through a combination of direct sales, independent distributors, system integrators and OEM partners.

For further information, please visit www.optibase.com.

This press release contains forward-looking statements concerning our marketing and operations plans.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements. All forward-looking statements in this press release are made based on management’s current expectations which involve risks, uncertainties and other factors that could cause results to differ materially from those expressed in forward-looking statements. These statements involve a number of risks and uncertainties including, but not limited to, risks related to the video technologies market in general, and the evolving IPTV market in particular, competition, our ability to manage growth and expansion, general economic conditions and other risk factors.  For a more detailed discussion of these and other risks that may cause actual results to differ from the forward looking statements in this news release, please refer to Optibase’s most recent annual report on Form 20-F.  The Company does not undertake any obligation to update forward-looking statements made herein.